U.S. Securities and Exchange Commission
                       Washington, D.C.   20549


                              Form 10-SB

                             Amendment No. 1

 General form for registration of securities of small business issuers
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   Forest Glade International, Inc.
                   --------------------------------
            (Name of Small Business Issuer in its charter)


                                Nevada
                                ------
    (State or other jurisdiction of incorporation or organization)


                              52-212-549
                              ----------
                 (I.R.S. Employer Identification No.)


                      Principal Executive Offices
                      ---------------------------
                    444 Victoria Street, Suite 370
                          Prince George, B.C.
                           CANADA   V2L 2J7


                            (250) 564-6868
                            --------------
                       (Issuer's Telephone No.)


Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered under Section 12(g) of the Act:
 Common Stock (Title of Stock)
 ------------


Total number of pages: 52


Index to Exhibits Appears on Page 35

Item 1

     (a)  Business Development
          --------------------


     Forest Glade International, Inc. (the Registrant) was incorporated on August 27, 1998 under the laws of the State of Nevada for the purpose of acquiring Forest Glade Properties, Inc., a corporation organized under the laws of British Columbia, Canada. Pursuant to the Agreement and Plan of Reorganization dated September 30, 1998, which closed on November 17, 1998, the Registrant acquired 100% of the outstanding common stock of Forest Glade Properties Inc. in exchange for 7,700,000 shares of the Registrant's common stock. The business of the Registrant is owning and operating mobile home parks in Canada. Forest Glade Properties Inc. was established in January 1998 by Wayne Loftus, Frank Dennis, Michael Jenks, Stan Polson and Gil Rahier, the founders and Directors of the Registrant.



     On December 1, 1998, the Registrant's wholly owned subsidiary, Forest Glade Properties Inc., acquired the mobile home park, Mountain View Park, Sparwood, B.C., from 514592 B.C. Ltd., a British Columbia corporation, for $1,500,000 Cdn. based on the value determined by North Country Appraisals
(1985) Ltd., an independent appraiser certified by the Appraisal Institute of Canada. There is no relationship between North Country Appraisals and the Company or its management and principal shareholders. The terms of payment were the assumption of the existing mortgage against the property with a balance of $681,554 Cdn., at the date of acquisiton, and the issuance to the Vendors of 200,000 common shares of Forest Glade International Inc., at a deemed value of $2.73 per share for a total of $546,000 (or $818,446 Cdn.). Gil Rahier, a Director of the Registrant, was the registered owner of 50% of the corporation owning the property, and beneficially received 100,000 common shares of Forest Glade International, Inc. Orv
Schattenkirk, a non-affiliate, was the owner of the remaining 50% interest of the corporation owning the property, and received 100,000 shares of Forest Glade International Inc. Mr. Rahier acquired his interest in 514592 B.C. Ltd., in May 1996.



     Forest Glade Properties, Inc., entered into an agreement with an unaffiliated third party to acquire an additional mobile home park in Alberta, Canada in August 1998 and paid a non refundable deposit of $75,000 Cdn. while negotiating the terms of the acquisition. Forest Glade Properties, Inc., and the seller were unable to come to an agreement as to the price and form of consideration for the acquisition and in October 1998, the deposit was forfeited to the seller.


     (b)  Narrative Description of Business
          ---------------------------------

     The Registrant's business is owning and operating mobile home parks. The Registrant presently owns and operates one mobile home park (see Description of Properties below). The Registrant rents mobile home sites and charges monthly fees for services including maintenance, management, and provides utilities to the sites. Each mobile home pad is provided with municipal water, sewer, garbage service, natural gas, electricity and cable television.


     The market for mobile home rental space is highly site specific with proximity to a growing urban area or major employers such as the mining industry providing the greatest demand for mobile home rental space. In addition, the appearance, services and amenities of the mobile home park are substantial factors in the competition for renters. Management believes that the markets for mobile home rental space in British Columbia and Alberta are stable and steadily growing. Management believes that the market for mobile home rental space is stable and steadily growing due to the increasing population and diversity of economic activity in British Columbia. Over the past two decades the economy of British Columbia has grown from its primary dependence upon natural resources to include manufacturing and urban commerce, resulting in a stable and steadily growing market for housing in general including mobile home parks.


     The Registrant's plan of operation is to acquire additional, fully developed and operating mobile home parks in the United States and Canada. It is Management's belief that acquiring existing and operating mobile home parks is a superior strategy to developing new mobile home parks for several reasons. Acquiring operating parks avoids the expenses, delays and risks inherent in new development while allowing rapid incorporation of the existing parks cash flow with the Registrant's operations.

     The criteria for an acquisition include, but are not necessarily limited to:

          Favorable assessment of the development and operation of the park; Minimum three year operating history;
          Municipal water and other utilities;
          Proximity to urban centers or major employers;
          History of expenses not exceeding 30% of revenue;
          Room for expansion;
          Long term current ownership seeking retirement.

     The Registrant's operations are generally subject to zoning and other local business regulation.

     The Registrant employs 2 people on a full time basis with namely 1 employed at the Mountain View Park operation, and 1 at its corporate headquarters.


Item 2.   Management's Discussion and Analysis or Plan of Operation


The Registrant was incorporated in August 1998 while its subsidiary was incorporated in January 1998. Prior to the acquisition of the Mountain View Park in Sparwood, B.C., the Registrant and its subsidiary were inactive. The discussion below relates to a discussion of the financial results of the Park (in Canadian dollars) and Management's plan of operations. The financial results below do not include the financial condition and results of operation of the Registrant. The financial results of the Park will be included in the financial statements of the Registrant in the second quarter of the 1999 fiscal year.


Results of Operations

The Park currently derives its revenue from 85 mobile home pads or sites that are rented on a monthly basis. Management anticipates that 15 additional pads of the 51 presently vacant will be rented during 1999, bringing the total number rented to 100. The Park expects commission revenue from a Moduline Mobile Home Dealership which is owned by a independent third party. The Registrant is evaluating several operating mobile home parks in Western Canada and the United States for acquisition in 1999 and thereafter.

Statement of operations data for the Park (in Canadian dollars)
---------------------------------------------------------------


                             For the Six Months       For the Years
                             Ended October 31         Ended April 30
                             1998       1997          1998       1997
                         --------------------------------------------------
Rental revenue              $87,177     $81,429      $160,291   $146,685
Commission revenue           -          $15,328      $ 25,210   $  5,500
Total revenue               $87,177     $96,757      $185,501   $152,185
Expenses                    $105,874    $127,581     $229,655   $189,037
Net loss for the period     $18,697     $30,824      $44,154    $36,852

Exchange Rate information:
End of period               $0.6481     $0.7102      $0.6982    $0.7154
Average for the period      $0.6674     $0.7227      $0.7115    $0.7331


Six months ended October 31, 1998 compared to the six months ended
------------------------------------------------------------------
October 31, 1997
----------------

Rental revenue for the six-month period ended October 31, 1998 was $87,177 or a 7% increase over the six-month period ended October 31, 1997. This increase was attributable to additional pad rentals. Overall revenue of $87,177 was down 10% over the six-month period ended October 31, 1997 due to the absence in 1998 of $15,328 in commission income on mobile home sales earned in 1997. Expenses declined by $21,707 over the similar period in 1997 to $105,874. While interest expense increased by $11,865 over 1997 due to recording of an interest rebate in 1997 on the refinancing of the prior mortgage facility, this increase was offset by a $30,861 decline in repairs and maintenance expenses. In 1997, the Park incurred significant repair expenditures in relation to its sewer system and pumphouse. The remaining expenses are comparable to amounts incurred in 1997.

The net loss of the Park for the six month period ended October 31, 1998 was $18,697 compared to a loss of $30,824 for the six month period ended October 31, 1997.

The year ended April 30, 1998 compared to the year ended April 30, 1997
-----------------------------------------------------------------------

Rental revenue for the year ended April 30, 1998 was $160,291 or a 9% increase over the year ended April 30, 1997. This increase was attributable to additional pad rentals. Overall revenue of $185,501 was up 22% over the year ended April 30, 1997 due to the increase in rental revenue and $25,210 in commission income on mobile home sales in 1998 compared to $5,510 earned from that source in 1997. Expenses increased by $40,618 over 1997 to $229,655. Repairs to the Park property increased by $19,428 over 1997 due to required repairs to the sewer system and the pumphouse. As well, professional fees incurred in connection with the Company's attempt to recover costs incurred for sewer and pumphouse repairs resulted in an increase of $7,193 over 1997. Finally, a full-year's depreciation of $55,127 (an increase of $26,395) was recorded in 1998 due to the fact that the property was acquired during 1997 resulting in a reduced amount of depreciation in 1997. The effect of increases in these expenses on the change in total expenses was reduced by a $10,048 decline in interest on long term debt to $43,196. This decline was due to refinancing the Company's mortgage on the property. The remaining expenses are comparable to amounts incurred in 1997.

The net loss of the Park for the year ended April 30, 1998 was $44,154 compared to a loss of $36,852 for the year ended April 30, 1997.

Liquidity and Capital Resources
-------------------------------


The Registrant and its subsidiary have initially relied on equity contributions of capital from the directors and other shareholders to meet its working capital requirements. Hereafter cash flow, after debt servicing, generated from the operation of the Mountain View Park and additional equity financing will provide funding to provide capital for new acquisitions. In connection with the acquisition of the Mountain View Park, the Company's subsidiary has assumed the existing mortgage of $681,554 Cdn., which is payable on demand by the Royal Bank of Canada with monthly payments until 2011. Mr. Rahier, a director of the Company is also a personal guarantor on the loan. New acquisitions would be partially financed by conventional mortgage borrowings.




Plan of Operation
-----------------

Management believes that its current cash flow is sufficient to provide its current cash requirements for the next twelve months. The Company's anticipated current cash requirements do not include any expansion to the Mountain View Park. However, Management anticipates using equity in the Registrant as partial consideration for the acquisition of mobile home parks. The Registrant does not presently have any agreements, arrangements or understandings for the acquisition of other mobile home parks. The Registrant has not pursued acquisitions while in the process of establishing a public market for its securities and does not anticipate entering into such negotiations until a public market has been established.
 Acquisitions are anticipated to involve a combination of debt and equity financing. The use of debt financing for possible acquisitions is anticipated to have the effect of increasing the Company's total liabilities. However, it is the Company's intention to only use debt financing in connection with the acquisition of operating mobile home parks with sufficient cash flow for servicing the acquisition debt as well as increasing the Company's liquidity. The use of equity as partial consideration for potential acquisitions is anticipated to reduce the reliance upon debt financing.



Effect of Inflation
-------------------

The Company believes that inflation has not had a material affect on its past business.


Year 2000 Computer Problems
---------------------------

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.


     Although many companies undertake major projects to address the Year 2000 issue, Management does not believe that its operations are highly dependent upon computer programs. However, the Registrant has undertaken to ensure that its associated computer fields were designed and constructed to receive and manipulate four digit integers instead of only two. The Registrant's computer system has been evaluated and found to adequately address the Year 2000 Issue. As a result, no additional costs are expected to be incurred. The Registrant does not anticipate any material risk resulting from Year 2000 issues in that its computer programs are relatively simple word processing and accounting programs which have been certified as Year 2000 ready. In addition, the Registrant maintains physical files of all essential documents and data.

Item 3.   Description of Property

     The Registrant presently owns one property:

Mountain View Park,  Sparwood, British Columbia
-----------------------------------------------


     The Mountain View Park is a 33.23 acre facility located in Sparwood, British Columbia which is 610 miles east of Vancouver in the southeast corner of British Columbia, forty-five miles north of the U.S. - Canadian border. The Park has 1,041 feet of frontage space on the main street of Sparwood, close to its downtown area. Sparwood is a hub of coal mining and timber activity in the area. The population of Sparwood is approximately 4,200 people with the trading area population of the surrounding Elk River Valley being approximately 24,000 people. Mining and timber are the primary employers in the area.



     The Park has 136 mobile home pads. At present, 84 sites are rented, plus 1 pad with a park owned mobile that is also rented resulting in a sixty-two percent occupancy rate. The occupancy rate has remained stable for the past twelve months and is expected to remain so. The rentals are based upon monthly tenancy and 80% of the rentals have occupied their space for longer than 1 year.



     Located on the Park is a Moduline Mobile Home Dealership which is owned independently by an unaffiliated third party. The Dealership pays the Park a commission for each mobile home sale and produces a profit of $7,500 Cdn. for each unit sold. The Dealership provides a facility to display mobile homes to perspective purchasers, together with an opportunity to establish residency.



     The Registrant's subsidiary holds the property in fee simple title which is encumbered by a first mortgage in the amount of $681,554 Cdn., bearing interest at the rate of the prime interest rate plus 1% per annum. The mortgage is payable on demand with monthly payments amortized over fifteen years ending in 2011. The prime rate is based upon the Royal Bank of Canada published prime rate. Mr. Rahier, a director of the Registrant is a personal guarantor on the mortgage. The monthly payments are $6,800 Cdn., including interest and principal. The Park and the leased operations are covered by liability and damage insurance, which Management believes to be adequate.



     There is 1 other mobile home park 25 miles from Sparwood, B.C. Management believes that the appearance, amenities and location of the Mountain View Park makes the park competitive with the other existing park and allows the Park to charge higher rentals than these other parks without impact to its occupancy rates. This belief is based upon the close proximity of the Mountain View Park to the central business district of Sparwood, access to a greenspace park and playground and the availability of municipal water, sewage, natural gas, electric and garbage services.


     The Registrant records annual depreciation on the property at the rate of 4% for Buildings; 20% for Equipment; and 8% for Pads using the declining balance method. The tax basis for the property is $1,500,000 Cdn., and the remaining useful life of the pads for purposes of depreciation is approximately 12 years.

     Taxes on the property are assessed at the rate of .0122% and total $10,000 Cdn. annually. Annual realty taxes on the proposed expansion would result in $5,000 Cdn. additional taxes per year.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 17,900,000 shares of common stock outstanding as of November 30, 1998.

Title of Class  Name and Address             Amount and Nature    % of
                of Beneficial Owner         of Beneficial Owner   Class
------------------------------------------------------------------------

Common         Paul Flanagan                         900,000       5.0%
               c/o Intl Sec Trade
               7th Flr., Ledsema Condo 117
               Gambia St. Legaspi VIL 1229 Makati
               Manila, Philippines

               Janice Lun                            900,000       5.0%
               c/o Intl Sec Trade
               7th Flr., Ledsema Condo 117
               Gambia St. Legaspi VIL 1229 Makati
               Manila, Philippines

     (b)  Security Ownership of Management


                Name and Address(1)         Amount and Nature     % of
Title of Class  of Beneficial Owner        of Beneficial Owner    Class
------------------------------------------------------------------------

Common         Wayne E. Loftus                     1,583,333       8.9
               Frank Denis                         2,866,668      16.0
               Michael Jenks                       1,583,333       8.9
               Stan Polson                         1,583,333       8.9
               Gil Rahier                          1,683,333       9.3
                                                   ---------      ----
               All officers and Directors
               as a Group (5 persons)              9,300,000       52.0

     (1) 444 Victoria Street, Suite 370, Prince George, B.C. CANADA V2L 2J7

     (c)  Changes in Control:
          There are no arrangements which may result in a change in control of the issuer.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

     (a)  Directors and Executive Officers

WAYNE E. LOFTUS - Age 49. President, Chief Executive Officer and Chairman of the Board of Directors. 1983 to present, owner/manager of Pacific Rim Mortgage & Loan Corp. located in Prince George, B.C., Canada. Pacific Rim, a private corporation, is involved in brokering loans and private financing in all facets of residential, commercial and institutional lending. Education - Graduated 1972, Douglas Community College, Burnaby, B.C. and obtained a Degree in Business Management & Economics.

FRANK A. DENIS - Age 62. Vice President and Director. Since 1986 has been President and owner of Kenda Enterprises Ltd. located in Prince George, B.C., Canada. The Company is engaged in the business of buying and selling of land and timber, having gross annual revenues of $1,000,000 Cdn. Graduated in 1953 from Prince George Secondary High School located in Prince George, B.C.

GIL RAHIER - Age 58. Secretary, Treasurer and Director. Since 1976, Mr. Rahier has been associated with the Barton Group of Companies located in Prince George, British Columbia, and is presently a Senior Vice President with a portfolio of forest industry and commercial insurance accounts. Since April 1996 Mr. Rahier has served as president and director of 514592 B.C., Ltd., the corporation from whom the Registrant acquired its Mountain View Park property. Mr. Rahier graduated in 1957 from Prince George Senior Secondary School in Prince George, B.C., Canada.

MICHAEL JENKS - Age 47. Director. Since 1968 owner of Jeni Holdings Ltd. located on Gabriola Island, British Columbia, Canada. The company owns and develops commercial, industrial and residential real estate properties throughout British Columbia. Mr. Jenks graduated in 1967 from Duchess Park Senior Secondary School, located in Prince George, B.C., Canada.

STAN POLSON - Age 58. Director. 1978 to present, owner and operator of Mountain View Mobile Home Sales Ltd., located in Prince George, British Columbia, Canada. Owner, Developer and Operator of 4 mobile home Parks established in the general region of Prince George, B.C., Canada. Graduated in 1952 from High School in Bolgonie, Saskatchewan, Canada.


     (b)  Significant Employees:  None

Item 6.   Executive Compensation Table

     (a)  Name & Position                         Year      Salary Paid
          ---------------                         ----      -----------

          Wayne Loftus  -  President & C.E.O.     1998          NIL

Item 7.   Certain Relationships and Related Transactions


     The Registrant's Board of Directors are the Registrant's Founders and Promoters. The Company's By-Laws include a provision regarding Related Party Transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction.



Pursuant to the Agreement and Plan of Reorganization dated September 30, 1998, which closed on November 17, 1998, the Registrant acquired 100% of the outstanding common stock of Forest Glade Properties Inc. in exchange for 7,700,000 shares of the Registrant's common stock.. Wayne E. Loftus, Michael Jenks, Stan Polson and Gil Rahier each received 1,283,333 shares of common stock for their shares of Forest Glade Properties, Inc, and Frank Denis received 2,566,668 shares of the Registrant's common stock for his shares of Forest Glade Properties, Inc.



     On December 1, 1998, the Registrant's wholly owned subsidiary, Forest Glade Properties Inc., acquired the mobile home park, Mountain View Park, Sparwood, B.C., from 514592 B.C. Ltd., a British Columbia corporation for $1,500,000 Cdn. based on the value determined by North Country Appraisals
(1985) Ltd., an independent appraiser certified by the Appraisal Institute of Canada. The terms of payment were the assumption of the existing Mortgage against the property in the amount of $681,554 Cdn., and the issuance to the Vendors of 200,000 common shares of Forest Glade International Inc. at a deemed value of $2.73 U.S. per share. Gil Rahier, a Director of the Registrant, was the registered owner of 50% of the Corporation owning the property, and beneficially received 100,000 common shares of Forest Glade International, Inc. Please see DEVELOPMENT OF THE BUSINESS above.



Item 8.   Description of Securities

The authorized capital stock of Company consists of 200,000,000 shares of common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.

Pursuant to a vote of the Shareholders on September 1, 1998, the Registrant's Board of Directors has the authority to declare a reverse split of the outstanding shares.


PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     (a)  Market Information

The Registrant's stock is not listed for sale on any exchange or trading medium. The Registrant intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock.

     (b)  Holders

There are 23 holders of the Registrant's Common Stock as of November 30, 1998. There are 7,900,000 which are restricted securities as defined by Rule 144, none of which have been held in excess of one year.

     (c)  Dividends

The Registrant has paid no dividends to date on its Common Stock. The Registrant reserves the right to declare a dividend when operations merit.

Item 2.   Legal Proceedings

There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Registrant, threatened, against or affecting the Registrant, or any of its properties, business affairs or business prospects of the Registrant.

Item 3.   Changes in and Disagreements with Accountants:    None

Item 4.   Recent Sales of Unregistered Securities

During the past three years, the Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as set forth below.

Date      Name                # of shares issued       Consideration (U.S. $)
----      ----                ------------------       --------------

090198    Terry Kline                350,000                3,500
090198    Michael Lee                160,000                1,600
090198    Keith Betnard              250,000                2,500
090198    Tim Fung                   400,000                4,000
090198    Andrew Fulton              525,000                5,250
090198    Henry Melnik               125,000                1,250
090198    Larry Kaburda              600,000                6,000
090198    Robert Ng                   50,000                  500
090198    Dennis Love                375,000                3,750
090198    Walter Slemko              900,000                9,000
090198    Peter King                 750,000                7,500
090198    John Yale                  800,000                8,000
090198    Bruce Cambruzzi            190,000                1,900
090198    Paul Flanagan              900,000                9,000
090198    Braham Pocock              250,000                2,500
090198    Jonathan Lahiffe           750,000                7,500
090198    Janice Lun                 900,000                9,000
090198    Linda Hazelton             225,000                2,250
090198    Mark Virk                  650,000                6,500
090198    Ron Seth                   750,000                7,500
090198    David Tsuyuki               45,000                  450
090198    Francis Yang                55,000                  550
112598    Wayne E. Loftus          1,283,333           exchange(1)
112598    Frank Denis              2,566,668           exchange(1)
112598    Michael Jenks            1,283,333           exchange(1)
112598    Stan Polson              1,283,333           exchange(1)
112598    Gil Rahier               1,383,333           exchange(1)(2)
112598    Orv Shattenkirk            100,000           exchange(2)


(1) Shares exchanged for common stock of Forest Glade Properties Inc., on Nov. 17, 1998
(2) 100,000 shares exchanged to each individual for Mountain View Park property.


The Registrant was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504 as a safe harbor exemption from the registration requirements of the Securities Act of 1933. Moreover, Rule 504 was available in that the Registrant sold less than$1,000,000.00 worth of securities in the previous 12 month period and except for the Registrant's officers and directors, the purchasers were unaffiliated investors. The Registrant relied upon the Rule 504 safe harbor exemption for the sales of securities for cash. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers. The Registrant relied upon the exemption from registration set forth in section 4(2) of the Securities Act of 1933 for its sale of shares pursuant to the acquisition of Forest Glade Properties, Inc., and of the acquisition of the
Mountain View Park property.   The purchasers in these sales were all
sophisticated investors
who were provided all material information regarding the Registrant. In addition, the Registrant placed a restrictive legend upon the certificates issued to these purchaser denoting the securities are "restricted securities" or held by a control person of the Registrant and may only be sold in compliance with Rule 144. Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer.



On all transactions depicted, no sales commission was paid by the Company to Pacific Rim Investment Inc. pursuant to the September 1, 1998, Offering Sales Agency Agreement. (See Exhibit 10(ii)). Pacific Rim Investment Inc. is a corporation organized under the law of the Pacific island nation of Vanuatu. Pacific Rim has two principals. They are Geoffrey Robert Gee and John Caldwell Malcolm. Pacific Rim Investment, Inc., introduced the Rule 504 investors to the Registrant and provides brokerage and securities safe-keeping services to its clients. Pacific Rim Investment, Inc., has informed the Registrant that it is not registered as a broker-dealer with the U.S. Securities and Exchange Commission as it does not conduct business within the United States.


Item 5.   Indemnification of Directors and Officers

     Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

PART F/S

The following financial statements are filed as part of this registration statement:

FOREST GLADE INTERNATIONAL, INC.

Unaudited Pro-Forma Consolidated Financial Information

     Consolidated Balance Sheet as of October 3l, 1998
     Consolidated Statement of Operations for the three months ended October 31, 1998
     Consolidated Statement of Operations for the year ended July 31, 1998 Notes to Financial Statements

FOREST GLADE PROPERTIES INC.

Auditors' Report
Financial Statements
     Balance Sheets as of October 31, 1998 (unaudited) and July 31, 1998

     Statements of Operations for the three months ended October 31, 1998 (unaudited) and for the six months ended July 31, 1998

     Statements of Stockholders' Equity for the three months ended October 31, 1998 (unaudited) and for the six moaths ended July 31, 1998

     Statements of Cash Flows for the three months ended October 31, 1998 (unaudited) and for the six months ended July 31, 1998

     Notes to the Financial Statements

514592 B.C. LTD.

Auditors' Report
Financial Statements
     Balance Sheets as of October 31, 1998 (unaudited) and April 30, 1998

     Statements of Loss and Deficit for the six months ended October 31, 1998 and 1997 (unaudited), for the year ended April 30, 1998 and for the year ended April 30, 1997 (unandited)

     Statements of Changes in Financial Position for the six months ended October 31, 1998 and 1997 (unaudited), for the year ended April 30, 1998 and for the year ended April 30, 1997 (unaudited)

     Notes to the Financial Statements

Unaudited Pro Forma Consolidated Financial Information

The Unaudited Pro Forma Consolidated Financial Information reflects financial information which gives effect to:

1. the acquisition of all outstanding common shares of Forest Glade Properties Inc. in exchange for 7.7 million common shares of the Registrant at a deemed value of $0.001 per share; and

2. the acquisition of the Mountain View Park fixed assets for $1,500,000 Cdn (US$988,470) from 514592 B.C. Ltd.

The Pro Forma Consolidated Statements included herein reflect the anticipated use of the purchase method of accounting for both of the above transactions. The acquisition of Forest Glade Properties Inc. will be accounted for as a reverse acquisition as the former shareholders of Forest Glade Properties Inc. controlled 52% of the voting common shares of the Registrant immediately after the acquisition. Such financial information has been prepared from, and should be read in conjunction with, the historical financial statements and notes thereto included elsewhere in this 10-SB Registration Statement.

The Pro Forma Consolidated Balance Sheet gives effect to the above transactions as if they occurred on October 31, 1998. The Pro Forma Consolidated Statement of Operations gives effect to the transactions as if they had occurred at the beginning of the earliest period presented, combining the results of Forest Glade International Inc. from incorporation (August 27, 1998) to October 31, 1998 and Forest Glade Properties Inc. and 514592 BC Ltd for the three months ended October 31, 1998. As well, the Pro Forma Consolidated Statement of Operations combines the accounts of Forest Glade Properties Inc. for the period from incorporation (January 29,
1998) to July 31, 1998 and 514592 BC for the year ended April 30, 1998 are presented, respectively. Prior to the acquisition of Forest Glade Properties Inc., Forest Glade International Inc. was inactive. As Forest Glade Properties Inc. is the continuing company for accounting purposes and Forest Glade International Inc. is inactive, the financial statements of Forest Glade International Inc. have been incorporated in the Pro Forma Consolidated Financial Information by adjustment.

The financial statements of 514592 BC Ltd. included in the Consolidated Pro Forma Financial Information utilize Canadian GAAP (which substantially conforms to US GAAP).

The Pro Forma Consolidated Financial Information is unaudited and is not necessarily indicative of the consolidated results which actually would have occurred if the above transactions had been consummated at the beginning of the periods presented; nor does it purport to present the future financial position and results of operations for future periods.

FOREST GLADE INTERNATIONAL INC.

PRO FORMA BALANCE SHEET

     OCTOBER 31, 1998

        (Unaudited)

 (In United States dollars)



                              Forest Glade     514592                       Pro Forma
                           Properties Inc.   B.C. Ltd.    Adjustments         Balance
                           ------------------------------------------------------------
         ASSETS
Current Assets
   Cash                       $  11,525    $    6,130    $   (6,130) (1)   $   11,525
   Prepaid expenses                   -         1,070             -             1,070
                           ------------------------------------------------------------
                                 11,525         7,200        (6,130)           12,595

Fixed Assets,
 net of amortization                218       583,740      (583,740) (1)      988,688
                                                            988,470  (2)
                           ------------------------------------------------------------

                              $  11,743    $  590,940    $  398,600        $1,001,283
                           ============================================================

       LIABILITIES
Current Liabilities
   Accounts payable and
     accrued Liabilities      $   2,622    $    4,610    $   (4,610) (1)   $    2,622
   Bank loan                          -        12,960       (12,960) (1)            -
   Deferred revenue and
     security Deposits                -         1,810             -             1,810

   Current portion of long-term
     Debt                             -        21,170             -            21,170

                           ------------------------------------------------------------
                                  2,622        40,550       (17,570)           25,602

Long-Term Debt                        -       420,560             -           420,560

Shareholders' Loans                   -       194,440      (194,440) (1)            -
                           ------------------------------------------------------------

                                  2,622       655,550      (212,010)          446,162
                           ------------------------------------------------------------


     STOCKHOLDERS' EQUITY
Capital Stock                        79             -           200  (2)       17,900
                                                             17,621  (3)
   Authorized
     200,000,000 common shares;
     par value $0.001
   Issued
     17,900,000 common shares

Additional paid-in capital       97,342             -       545,800  (2)      625,521

                                                            (17,621) (3)
Accumulated Deficit             (88,300)      (64,610)       64,610  (1)      (88,300)
                           ------------------------------------------------------------

                                  9,121       (64,610)      610,610           555,121
                           ------------------------------------------------------------

                             $   11,743    $  590,940     $ 398,600        $1,001,283
                           ============================================================



          The accompanying notes are an integral part of these
                          financial statements.

FOREST GLADE INTERNATIONAL INC.

PRO FORMA STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED OCTOBER 31, 1998

         (Unaudited)

 (In United States dollars)



                              Forest Glade    514592                       Pro Forma
                           Properties Inc.  B.C. Ltd.    Adjustments         Balance
                           ------------------------------------------------------------
Revenue
   Rental                    $        -    $   30,080    $        -        $   30,080
                           ------------------------------------------------------------

Expenses
   Bank charges and interest        814             -             -               814
   Depreciation                      13         8,240         4,460 (2)        12,713
   Office & miscellaneous         2,421         1,990             -             4,411
   Professional fees             11,088             -             -            11,088
   Property management                -         2,320             -             2,320
   Property taxes                     -         1,740             -             1,740
   Repairs and maintenance            -         1,980             -             1,980
   Travel                             -         1,200             -             1,200
   Utilities                          -         5,470             -             5,470
                           ------------------------------------------------------------
                                 14,336        22,940         4,460            41,736
                           ------------------------------------------------------------
                                (14,336)        7,140        (4,460)          (11,656)


Interest on long-term debt            -        (9,820)            -            (9,820)

Loss on termination of
   trailer park
   Acquisition                  (69,985)            -             -           (69,985)
                           ------------------------------------------------------------

Loss for the period          $  (84,321)   $   (2,680)   $   (4,460)       $  (91,461)
                           ============================================================

Loss per share                                                             $   (0.005)
                                                                          =============

Weighted Average shares
   Outstanding                                                             17,900,000
                                                                          =============









          The accompanying notes are an integral part of these
                          financial statements.

FOREST GLADE INTERNATIONAL INC.

PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JULY 31, 1998

          (Unaudited)

  (In United States dollars)


                            Forest Glade      514592                       Pro Forma
                           Properties Inc.  B.C. Ltd.    Adjustments         Balance
                           ------------------------------------------------------------
Rental                       $        -    $  114,050    $        -       $  114,050
   Commission                         -        17,940             -           17,940
                           ------------------------------------------------------------
                                      -       131,990             -          131,990
                           ------------------------------------------------------------

Expenses
   Depreciation                      26        39,220        16,180  (2)      55,426
   Office & miscellaneous           575         9,630             -           10,205
   Professional fees              1,796         8,750             -           10,546
   Property management                -         9,540             -            9,540
   Property taxes                     -         7,070             -            7,070
   Repairs and maintenance            -        27,450             -           27,450
   Travel                         1,582         4,820             -            6,402
   Utilities                          -        26,190             -           26,190
                           ------------------------------------------------------------
                                  3,979       132,670        16,180          152,829
                           ------------------------------------------------------------

                                 (3,979)         (680)      (16,180)         (20,839)


Interest on long-term debt            -       (30,730)            -          (30,730)
                           ------------------------------------------------------------
Loss for the year            $   (3,979)   $  (31,410)   $  (16,180)      $  (51,569)
                           ============================================================



Loss per share                                                            $   (0.003)
                                                                         ==============


Weighted Average shares
   Outstanding                                                            17,900,000
                                                                         ==============









         The accompanying notes are an integral part of these
                         financial statements.

                     FOREST GLADE INTERNATIONAL INC.

                      NOTES TO PRO FORMA STATEMENTS

                               (Unaudited)

                       (in United States dollars)


(1) To remove the assets and liabilities of 514592 B.C. Ltd. which are not being acquired by Forest Glade Properties Inc. in connection with the acquisition of Mountain View Park.


(2) To reflect the components of the purchase price for acquisition of Mountain View Park.



          Long Term Debt Assumed (Cdn. $681,554)                 $ 441,730
          Share capital of Forest Glade International Inc.
            (200,000 shares at a deemed value of US $2.73)         546,000
                                                                ----------
                                                                   987,730

          Less prepaid expenses acquired                            (1,070)
          Add deferred revenue and security deposits
            acquired                                                 1,810
                                                                ----------

          Purchase price of fixed assets                        $ 988,470
                                                                ==========



          The purchase price of $988,470 for the fixed assets would have caused depreciation to increase by $4,460 for the three months ended October 31, 1998 and by $16,180 for the year ended July 31, 1998.



(3)  Share Exchange with Forest Glade Properties Inc.

          The acquisition of Forest Glade Properties Inc. has been accounted for as a reverse acquisition whereby the Pro Forma Consolidated Financial Statements of Forest Glade International Inc. are presented as a continuation of Forest Glade Properties Inc. The acquisition is recorded at the fair value of the net assets of Forest Glade International Inc. which prior to the acquisition was $Nil due to its inactivity. The adjustment necessary is to reclassify amounts between capital stock and additional paid-in capital to reflect the par value stock of the Registrant.



(4)  Exchange Rate Information


          The accounts of 514592 B.C. Ltd. have been translated into US dollars using the following rates:

               As at October 31, 1998                       $0.6481
               For the three months ended October 31, 1998  $0.6519
               For the year ended April 30, 1998            $0.7115

                            AUDITORS' REPORT


To the Shareholders of
  Forest Glade Properties Inc.
  (formerly 558539 BC Ltd.):

We have audited the balance sheet of Forest Glade Properties Inc. (formerly 558539 BC Ltd.) as at July 31, 1998, and the statements of loss, stockholders' equity and cash flows for the period from the date of incorporation (January 29, 1998) to July 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at July 31, 1998 and the results of its operations and its cash flows for the period from the date of incorporation (January 29, 1998) to July 31, 1998 in accordance with accounting principles generally accepted in the United States.



/s/  CHAN FOUCHER LeFEBVRE


CHARTERED ACCOUNTANTS

September 3, 1998
Prince George, Canada

FOREST GLADE PROPERTIES INC.
BALANCE SHEETS
--------------
(in United States dollars)

===========================================================================

                                                OCTOBER 31       July 31
                                                      1998          1998
                                               (UNAUDITED)
---------------------------------------------------------------------------

ASSETS
------

CURRENT ASSET
   Cash                                          $   11,525     $    3,016

DEPOSIT (Note 3)                                          -         13,228

FIXED ASSET (Note 4)                                    218            231
                                                 ----------     ----------

TOTAL ASSETS                                     $   11,743     $   16,475
                                                 ==========     ==========

LIABILITIES
-----------

CURRENT LIABILITIES
   Accounts payable and accrued liabilities      $    2,622     $   10,824
                                                 ----------     ----------

STOCKHOLDERS' EQUITY
--------------------

CAPITAL STOCK (Note 5)                                   79             66

ADDITIONAL PAID-IN CAPITAL                           97,342          9,564

ACCUMULATED DEFICIT                                 (88,300)        (3,979)
                                                 ----------     ----------

TOTAL STOCKHOLDERS' EQUITY                            9,121          5,651
                                                 ----------     ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $   11,743     $   16,475
                                                 ==========     ==========

See accompanying notes

FOREST GLADE PROPERTIES INC.
STATEMENTS OF LOSS
(in United States dollars)

===========================================================================

for the period ended                            OCTOBER 31       July 31
                                                      1998          1998
                                                (3 MONTHS)    (6 months)
                                               (UNAUDITED)
---------------------------------------------------------------------------

EXPENSES
--------
   Bank charges and interest                     $      814     $        -
   Depreciation                                          13             26
   Office and miscellaneous                           2,421            575
   Professional fees                                 11,088          1,796
   Travel                                                 -          1,582
                                                 ----------     ----------

                                                     14,336          3,979

LOSS ON TERMINATION OF TRAILER PARK
ACQUISITION  (Note 3)                                69,985              -
                                                 ----------     ----------

NET LOSS FOR THE PERIOD                          $   84,321     $    3,979
                                                 ==========     ==========

PRO-FORMA LOSS PER SHARE (Note 7)                $        -     $        -
                                                 ==========     ==========

PRO-FORMA WEIGHTED AVERAGE SHARES
---------------------------------
  OUTSTANDING (Note 7)                           17,700,000     17,700,000
                                                 ==========     ==========

See accompanying notes

FOREST GLADE PROPERTIES INC.
STATEMENT OF STOCKHOLDERS' EQUITY
---------------------------------
(in United States dollars)

<CATPION>
============================================================================================================

                                              Common Stock          Additional                       Total
                                           -------------------         Paid in  Accumulated  Stockholders'
                                           Shares       Amount         Capital      Deficit         Equity
-----------------------------------------------------------------------------------------------------------
BALANCE, DATE OF INCORPORATION
  (JANUARY 29, 1998)                    $        -    $        -    $        -    $        -    $        -

NET LOSS FOR THE PERIOD ENDED,
  JULY 31, 1998                                  -           -             -          (3,979)       (3,979)

ISSUANCE OF COMMON STOCK                       100          66             -               -            66

ADDITIONAL PAID IN CAPITAL                       -           -         9,564               -         9,564
                                        ----------  ----------    ----------      ----------    ----------

BALANCE, JULY 31, 1998                         100          66         9,564          (3,979)        5,651

NET LOSS FOR THE PERIOD ENDED
-----------------------------
  OCTOBER 31, 1998                               -           -             -         (84,321)      (84,321)

ISSUANCE OF COMMON STOCK                        20          13             -               -            13

ADDITIONAL PAID IN CAPITAL                       -           -        87,778               -        87,778
                                        ----------  ----------    ----------      ----------    ----------

BALANCE, OCTOBER 31, 1998
  (unaudited)                                  120  $       79    $   97,342      $  (88,300)   $    9,121
                                        ==========  ==========    ==========      ==========    ==========

FOREST GLADE PROPERTIES INC.
STATEMENTS OF CASH FLOW
(in United States dollars)

===========================================================================

for the period ended                            OCTOBER 31       July 31
                                                      1998          1998
                                                (3 MONTHS)    (6 months)
                                               (UNAUDITED)
---------------------------------------------------------------------------

NET INFLOW (OUTFLOW) OF CASH:

OPERATING ACTIVITIES
   Net loss                                      $  (84,321)    $   (3,979)
   Adjustment to reconcile net loss
    to net cash used in operating activities
      Depreciation                                       13             26
      Loss on termination of trailer park
       acquisition                                   69,985              -

   Change in assets and liabilities
      (Decrease) increase in accounts
       payable and accrued liabilities               (8,202)        10,824
                                                 ----------     ----------

Net cash (used in) provided by operating
 activities                                         (22,525)         6,871
                                                 ----------     ----------

FINANCING ACTIVITIES
   Issuance of share capital                             13             66
   Additional capital contribution from
    shareholders                                     87,778          9,564
                                                 ----------     ----------

Net cash provided by financing activities            87,791          9,630
                                                 ----------     ----------

INVESTING ACTIVITIES
   Deposit and costs incurred on terminated
    trailer park acquisition                        (56,757)       (13,228)
   Purchase of fixed asset                                -           (257)
                                                 ----------     ----------

Net cash used in investing activities               (56,757)       (13,485)
                                                 ----------     ----------

INCREASE IN CASH FOR THE PERIOD                       8,509          3,016

CASH POSITION, BEGINNING OF PERIOD                    3,016              -
                                                 ----------     ----------

CASH POSITION, END OF PERIOD                     $   11,525     $    3,016
                                                 ==========     ==========

See accompanying notes

FOREST GLADE PROPERTIES INC.
NOTES TO THE FINANCIAL STATEMENTS
July 31, 1998
(Information as of October 31, 1998 and for the three month period then ended is unaudited.)
(in United States dollars)
===========================================================================

1.   DESCRIPTION OF BUSINESS

     Forest Glade Properties Inc. (formerly 558539 B.C. Ltd.) is a private company incorporated under the British Columbia Company Act and will operate mobile home parks in British Columbia and Alberta, Canada.


2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation
     ---------------------

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

     Reporting currency
     ------------------

     The company's functional currency is the Canadian dollar as substantially all of the company's operations are in Canada. The company uses the United States dollar as its reporting currency for consistency with other registrants of the Securities and Exchange Commission ("SEC"). Additionally, as the company is now a subsidiary of a U.S. company in the process of registering its securities with the SEC (Note 7), the U.S. dollar is the appropriate reporting currency.

     Canadian dollar accounts in these financial statements are translated into U.S. dollars on the following basis:

          Monetary assets and liabilities - at the rate of exchange prevailing at period end
          Non-monetary assets - at the rates of exchange prevailing when the assets were acquired
          Sales and expenses - at rates approximating the rates of exchange prevailing on the dates of the transactions

     Exchange gains have not been disclosed separately in these statements since they are immaterial.

     Fixed asset
     -----------

     Fixed asset is recorded at cost and is depreciated using the diminishing-balance method at 20% per annum.

     Interim Financial Statements
     ----------------------------

     The financial information as at October 31, 1998 and with respect to the three months then ended is unaudited. In the opinion of management, it contains all adjustments consisting of normal recurring accruals, necessary for the fair presentation of the results of that period. The information is not necessarily indicative of the results of operations expected for the fiscal year end.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

     Financial Instruments
     ---------------------

     The following assumptions were used to estimate the fair value of each class of financial instruments:

     For cash, accounts payable and accrued liabilities the carrying amounts approximate fair value due to the immediate or short-term maturity of these financial instruments.

     Income taxes
     ------------

     The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Loss per share
     --------------

     Loss per share is computed using the weighted average number of shares outstanding during the period on a pro-forma basis after giving effect to the reverse acquisition in Note 7. Effective for the period ended July 31, 1998, the Company adopted SFAS No. 128, "Earnings Per Share".

3.   TERMINATION OF TRAILER PARK ACQUISITION

     The Company paid a non-refundable deposit and incurred certain costs in connection with the potential acquisition of a mobile home park in Alberta, Canada. Subsequent to October 31, 1998, the Company has abandoned the acquisition and thus the deposit and all amounts previously deferred have been written off.

4.   FIXED ASSET


                                               OCTOBER 31,     July 31,
                                                   1 9 9 8      1 9 9 8
                                   ACCUMULATED    NET BOOK     Net Book
                           COST   DEPRECIATION       VALUE        Value
                         ---------------------------------    ---------

     Office equipment    $    257    $     39     $    218    $    231
                         ========    ========     ========    ========

5.   CAPITAL STOCK

     Further information with respect to capital stock is as follows:

     Authorized
       10,000  Class A voting common shares without par value
       10,000  Class B voting common shares without par value
       10,000  Class C voting common shares without par value
       10,000 Class D non-voting common shares without par value 10,000 Class E non-voting common shares without par value 10,000 Class F non-voting common shares without par value
     Issued
                                                October 31,   July 31,
                                                   1998         1998
                                                -----------   --------
          120  Class A voting common shares
               (100 shares - July 31, 1998)       $     79    $     66
                                                  ========    ========

     On August 11, 1998, 20 Class A voting common shares were issued in a private placement for $13 cash.


6.   INCOME TAXES

     The company has a loss for tax purposes in the amount of $3,333 which is available to reduce future taxable income. This loss expires on July 31, 2005. A valuation allowance has been made in the financial statements for the potential benefit arising from this item.
     The company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income. No provision has been made in the financial statements for the tax loss for the three month period ending October 31, 1998.

     The tax effects of the temporary differences that give rise to the company's deferred tax asset are as follows:

                                                         July 31, 1998

          Tax loss carry forwards                           $    1,500
          Valuation allowance                                   (1,500)
                                                            ----------

                                                            $        -
                                                            ==========

7.   SUBSEQUENT EVENTS

     (a) On September 30, 1998, the company's shareholders entered into a share exchange agreement, which closed on November 17, 1998, with Forest Glade International Inc. ("International"), a Nevada company incorporated in August 1998, in the process of registering securities with the SEC. The agreement will result in the company becoming a wholly-owned subsidiary of International. At the date of acquisition, the net assets of International were $Nil. The capital structure of International prior to completion of the share exchange is as follows:

     Authorized
       200,000,000 common shares, par value $0.001
     Issued
       10,000,000 common shares


          The share exchange resulted in the exchange of 7.7 million common shares of International for 100% of the issued shares of the company. It is expected that the transaction will be accounted for as a reverse acquisition. Accordingly, future financial statements will be accounted for as a continuation of the company. Pro-forma loss per share has been computed as if the share exchange occurred on January 29, 1998 (the date of incorporation).



     b) On August 12, 1998 the company entered into an agreement for the purchase of a mobile home park in British Columbia from a company 50% controlled by a shareholder of the company for $1,500,000 CDN ($988,470 USD) based on the value established by an independent appraisal. Acquisition of this park will be financed by assumption of an existing first mortgage in the amount of $681,554 CAD at prime plus 1% interest with monthly payments of principal and interest of $6,800 CAD. The property is pledged as security for the loan. The balance of the purchase price is to be financed by way of the seller taking 200,000 common shares in International at $2.73 per share. This purchase (to be accounted for using the purchase method) and share transfer closed on December 31, 1998.



8.   COMPARATIVE FIGURES

     Certain of July 31, 1998's comparative figure have been reclassified to conform to the current year's presentation.

BRUCE F. JAMIESON INC.                             #407 - 325 HOWE STREET
CERTIFIED GENERAL ACCOUNTANT                      VANCOUVER, B.C. V6C 1Z7
                                                Telephone: (604) 684-3354
                                                      Fax: (604) 684-3499






                            AUDITOR'S REPORT


To the Directors of
   514592 B.C. Ltd.
-------------------

I have audited the balance sheet of 514592 B.C. Ltd. as at April 30, 1998, the statement of loss and deficit, and the statement of changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 1998 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles in Canada.




                                        "Bruce F. Jamieson"
                                        CERTIFIED GENERAL ACCOUNTANT



Vancouver, Canada
October 30, 1998

                            514592 B.C. LTD.

                             BALANCE SHEETS

                            OCTOBER 31, 1998

         (With comparative audited figures as at April 30, 1998)

                          (In Canadian Dollars)

                               (UNAUDITED)

                        (Prepared by Management)

                                                October 31,      April 30,
                                                       1998           1998
                                                (Unaudited)
                                               -----------------------------
                         ASSETS
                         ------
Current Assets
   Cash                                           $   9,463     $   21,025
   Prepaid expenses                                   1,648              -
                                               -----------------------------
                                                     11,111         21,025
Capital Assets (Note 4)                             900,647        925,917
                                               -----------------------------

                                                  $ 911,758     $  946,942
                                               =============================

                       LIABILITIES
                       -----------
Current Liabilities
   Accounts payable and accrued liabilities       $   7,109     $   10,599
   Bank loan (Note 5)                                20,000         20,000
   Deferred revenue and security deposits             2,797          4,350
   Current portion of long-term debt                 32,670         31,680
                                               -----------------------------
                                                     62,576         66,629
Long-term Debt (Note 6)                             648,884        661,318
Shareholders' Loans (Note 7)                        300,000        300,000
                                               -----------------------------
                                                  1,011,460      1,027,947
                                               -----------------------------

            SHAREHOLDERS' EQUITY (DEFICIENCY)
            ---------------------------------
Share Capital (Note 8)                                    1              1
Deficit                                             (99,703)       (81,006)
                                               -----------------------------
                                                    (99,702)       (81,005)
                                               -----------------------------
                                                 $  911,758     $  946,942
                                               =============================
Capital Assets Sales Agreement (Note 3)
Approved on behalf of the Board:

"Annette Schattenkirk"                  "Orv Schattenkirk"
------------------------------------    -------------------
Director                                Director

          The accompanying notes are an integral part of these
                          financial statements.

                            514592 B.C. LTD.

                     STATEMENTS OF LOSS AND DEFICIT

                FOR THE SIX MONTHS ENDED OCTOBER 31, 1998

(With comparative unaudited figures for the six months ended October 31,
 1997, audited figures for the year ended April 30, 1998 and unaudited figures for the year ended April 30, 1997)

                         (In Canadian Dollars)

                              (UNAUDITED)
                       (Prepared by Management)



                                   For Six       For Six    For Year       For Year
                              Months Ended  Months Ended       Ended          Ended
                               October 31,   October 31,   April 30,      April 30,
                                      1998          1997        1998           1997
                               (Unaudited)   (Unaudited)                 (Unaudited
                               ------------------------------------------------------
REVENUE:
  Rental                       $   87,177    $   81,429    $  160,291    $  146,685
  Commissions                           -        15,328        25,210         5,500
                               ------------------------------------------------------
                                   87,177        96,757       185,501       152,185
                               ------------------------------------------------------
EXPENSES:
  Amortization                     25,270        27,500        55,127        28,732
  Interest on long-term debt       30,135        18,270        43,196        53,244
  Office & miscellaneous            4,180         5,672        13,528        14,684
  Professional fees                     -         3,882        12,294         5,101
  Property management               7,104         7,420        13,406        13,250
  Property taxes                    5,342         4,607         9,936        10,274
  Repairs and maintenance          10,484        41,345        38,583        19,155
  Travel                            5,386         1,638         6,781        10,473
  Utilities                        17,973        17,247        36,804        34,124
                               -------------------------------------------------------
                                  105,874       127,581       229,655       189,037
                               -------------------------------------------------------
LOSS for the Period/Year           18,697        30,824        44,154        36,852
                               -------------------------------------------------------
DEFICIT, Beginning of Period/Year  81,006        36,852        36,852             -
                               -------------------------------------------------------
DEFICIT, End of Period/Year    $   99,703    $   67,676    $   81,006    $   36,852
                               =======================================================



          The accompanying notes are an integral part of these
                          financial statements.

                            514592 B.C. LTD.

               STATEMENTS OF CHANGES IN FINANCIAL POSITION

                FOR THE SIX MONTHS ENDED OCTOBER 31, 1998

(With comparative unaudited figures for the six months ended October 31,
 1997, audited figures for the year ended April 30, 1998 and unaudited figures for the year ended April 30, 1997)

                         (In Canadian Dollars)

                              (UNAUDITED)

                       (Prepared by Management)

                                   For Six       For Six    For Year        For Year
                              Months Ended  Months Ended       Ended           Ended
                               October 31,   October 31,   April 30,       April 30,
                                      1998          1997        1998            1997
                               (Unaudited)   (Unaudited)                 (Unaudited)
                               ------------------------------------------------------
OPERATING ACTIVITIES:
  Net loss for the period/year $  (18,697)   $  (30,824)   $  (44,154)   $  (36,852)
  Add non-cash item:
    Amortization                   25,270        27,500        55,127        28,732
                               ------------------------------------------------------
                                    6,573        (3,324)       10,973        (8,120)
  Increase in prepaid expenses     (1,648)       (1,536)            -             -
  Increase (decrease) in accounts
    accounts payable and
    accrued liabilities            (3,490)      (11,066)       (5,648)       16,247
  Increase (decrease) in deferred
    revenue and security deposits  (1,553)          274         3,041         1,309
                               ------------------------------------------------------
                                     (118)      (15,652)        8,366         9,336
                               ------------------------------------------------------

FINANCING ACTIVITIES:
  Bank Loan                             -             -        20,000             -
  Increase (decrease) in
    long-term debt                (11,444)      (15,730)      (32,344)      725,342
  Shareholders' loans                   -             -             -       300,000
  Issuance of common shares             -             -             -             1
                               ------------------------------------------------------
                                  (11,444)      (15,730)      (12,344)    1,025,343
                               ------------------------------------------------------

INVESTING ACTIVITIES:
  Purchase of capital assets            -          (322)       (4,323)   (1,005,453)
                               ------------------------------------------------------

Net change in cash during the
  period/year                     (11,562)      (31,704)       (8,301)       29,326
Cash, beginning of period/year     21,025        29,326        29,326             -
                               ------------------------------------------------------

Cash (Deficiency), end of
  period/year                  $    9,463    $   (2,378)   $   21,025    $   29,326
                               ======================================================



          The accompanying notes are an integral part of these
                          financial statements.

                                   30


                            514592 B.C. LTD.

                      NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 1998

 Information as of October 31, 1998 and for the six months ended October
  31, 1998 and 1997 and for the year ended April 30, 1997 is unaudited)

                          (In Canadian Dollars)



1.   NATURE OF BUSINESS

     514592 B.C. Ltd. (the "Company") was incorporated on February 27, 1996 under the Company Act of British Columbia, Canada. The Company was established for the purpose of operating a mobile home park in British
     Columbia which was acquired on May 1, 1996. The operations of this mobile home park constitutes substantially all of the operations of the Company.


2.   SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Presentation

          These financial statements are stated in Canadian dollars and have been prepared in conformity with accounting principles generally accepted in Canada. These financial statements comply with Item 17 reporting requirements of the Securities and Exchange Commission in the United States. There are no reconciling items between accounting principles generally accepted in Canada and in the United States that would be disclosed under the requirements of Item 17.

     (b) Financial Information

          The financial information as of October 31, 1998 and with respect to the six months ended October 31, 1997 and 1998, and with respect to the year ended April 30, 1997 is unaudited and prepared by management. In the opinion of management, it contains all adjustments consisting of normal recurring accruals, necessary for the fair presentation of the results of such periods. The information is not necessarily indicative of the results of operations expected for the fiscal year end.

     (c) Uncertainty Due to the Year 2000 Issue

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000. If the Year
          2000 Issue is not addressed by the Company and its major customers, suppliers and other third party

                                   31


          business associates, the impact on the Company's operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

     (d) Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

     (e) Financial Instruments

          The carrying value of financial instruments, not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, prepaid expenses, and accounts payable and accrued liabilities, bank loan and deferred revenue and security deposits and their fair value approximates their carrying value since they are short term in nature and are receivable or payable on demand.


3.   CAPITAL ASSETS SALES AGREEMENT

     On August 12, 1998, the Company entered into an Agreement whereby it agreed to sell all of its capital assets to Forest Glade Properties
     Inc. (formerly: 558539 B.C. Ltd.), a corporation related by virtue of a common director, for a price of $1,500,000 (Cdn.) by way of assumption or payout of the long-term debt and with the balance of the purchase price being financed by the Company taking shares at a deemed value of $2.73 (U.S.) per share of the shares of Forest Glade
     International Inc. of Las Vegas, Nevada, a corporation with which Forest Glade Properties Inc. has entered into a share exchange agreement to become its subsidiary. The closing date is expected to be November 30, 1998.


4.   CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized using the declining balance method at the following rates:

                    Building       -     4%
                    Equipment      -    20%
                    Pads           -     8%

     One half of the normal rate of amortization is applied in the year of acquisition

                                               October 31, 1998 (Unaudited)
                                         -------------------------------------
                                                     Accumulated    Net Book
                                              Cost  Amortization       Value
                                         -------------------------------------
      Land                               $  298,830  $        -    $  298,830

                                   32


      Building                               14,323         948        13,375
      Equipment                              11,123       3,915         7,208
      Pads                                  685,500     104,266       581,234
                                         -------------------------------------
                                         $1,009,776  $  109,129    $  900,647
                                         =====================================


                                                    April 30, 1998
                                         -------------------------------------
                                                     Accumulated    Net Book
                                              Cost  Amortization       Value
                                         -------------------------------------
      Land                               $  298,830  $        -    $  298,830
      Building                               14,323         678        13,645
      Equipment                              11,123       3,115         8,008
      Pads                                  685,500      80,066       605,434
                                         -------------------------------------
                                         $1,009,776  $   83,859    $  925,917
                                         =====================================

5.   BANK LOAN

     The bank loan is payable on demand and bears interest of prime rate plus 1% (October 31, 1998 - 8%, April 30, 1998 - 7.5%).


6.   LONG-TERM DEBT

     The long-term debt consists of a demand loan bearing interest at prime rate plus 1 % (October 31, 1998 - 8 % and April 30, 1998 - 7.5%) and is secured by a General Security Agreement providing a floating charge over all of the Company's assets a registered mortgage against company assets, and an assignment of rents (rental income). The debt is repayable by monthly payments of $6,800 including principal and interest.

                                                     October
                                                    31, 1998          April
                                                 (Unaudited)       30, 1998
                                               ------------------------------
     Balance                                      $  681,554     $  692,998
     less: current portion                            32,670         31,680
                                               ------------------------------
                                                  $  648,884     $  661,318
                                               ==============================

     Under the present terms and conditions, principal payments due in the next five years are as follows:


          April 30, 1999           $ 31,680
          April 30, 2000           $ 33,890
          April 30, 2001           $ 36,480
          April 30, 2002           $ 39,270
          April 30, 2003           $ 42,270

                                   33


7.   SHAREHOLDERS' LOANS

     The amount due to the shareholders is non-interest bearing, unsecured and has no specific terms of repayment. The shareholders have indicated that they will not request payment of this amount within the next fiscal year. Consequently, this amount has been classified as a non-current liability in the accompanying financial statements.


8.   SHARE CAPITAL

     The authorized share capital of the Company is comprised of:

          1,000     Class "A" Voting common shares without par value
          9,000     Class "B" Non-voting common shares without par value

     Issued for cash:
            100     Class "A" voting common shares     $ 1
                                                       ===

9.   TAX LOSSES CARRY FORWARD

     The Company has accumulated losses of $72,890 for income tax purposes which may be deducted in the calculation of taxable income in future years. The losses expire as follows:


                    2004                  $24,453
                    2005                  $48,437
                                        ---------
                                          $72,890
                                        =========

     The potential tax benefit which may result from application of these losses is not reflected in these financial statements. The realization of this tax benefit in future years will be recorded as an adjustment to the tax provision in the year realized.









                                   34


PART III

Item 1.   Index to Exhibits


     3.   (i)  Articles of Incorporation*
          (ii) By-laws*

     10.1      Offering Sales Agency Agreement among Forest Glade
               International, Inc.. and Pacific Rim Investment Inc.*

     10.2      Share Purchase Agreement dated September 30, 1998*

     10.3      Mobile Home Park Purchase Agreement

     10.4      Royal Bank of Canada Offer to Finance

     21        Subsidiaries of the Registrant*

     27        Financial Data Schedule*

* previously filed










                                   35


Signatures


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


FOREST GLADE INTERNATIONAL, INC.
(Registrant)

By:


WAYNE LOFTUS
------------
Wayne Loftus, President, Chairman of the Board
February 26, 1999

GIL RAHIER
----------
Gil Rahier, Chief Financial Officer, Director
February 26, 1999

FRANK DENIS
-----------
Frank Denis, Director
February 26, 1999

MICHAEL JENKS
-------------
Michael Jenks, Director
February 26, 1999

STAN POLSON
-----------
Stan Polson, Director
February 26, 1999



                                   36

